
SEC MAIL PROCESSING SECTION
RECEIVED
FEB 27 2007
WASH, D.C.
156



SECURI[illegible] [illegible]N

07002641

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49078

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American Equity Investment Corporation

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4222 Grant Line Rd.
(No. and Street)

New Albany	Indiana	47150
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Timothy Peoples 812-945-9888
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MELHISER ENDRES TUCKER CPA'S P.C.
(Name – *if individual, state last, first, middle name*)

301 E. Elm Street	New Albany	IN	47150
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 06 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Timothy E. Peoples, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of American Equity Investment Corporation, as of December, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Lila M. Maness
Notary Public Seal State of Indiana
Floyd County
My Commission Expires 08/19/2012

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Audited Financial Statements

American Equity Investment Corporation

December 31, 2006 and 2005

MET
MELHISER
ENDRES
TUCKER
CPA's P.C.

301 East Elm Street
P.O. Box 107
New Albany, IN 47150
812.945.5236
800.2.TUCKER

www.METCPA.com

699 Hillview Drive
P.O. Box 35
Corydon, IN 47112
812.738.3777
812.738.7703

Audited Financial Statements

American Equity Investment Corporation

December 31, 2006 and 2005

AMERICAN EQUITY INVESTMENT CORPORATION
December 31, 2006 and 2005

CONTENTS


MELHISER
ENDRES
TUCKER
CPA's P.C.

NORMAN L. MELHISER, CPA
TOM R. TUCKER, CPA
JOSEPH L. BROWN, CPA
MARC J. MCCORMICK, CPA
DOUGLAS A. YORK, CPA
TERRY L. GRAHAM, CPA
W. ISSAC ORWICK, CPA
ANITA M. ASHER, CPA
RICHARD N. ROBINSON, CPA
JUAN R. RODRIGUEZ, CPA
EDWARD D. ENDRES, CPA
(1942 - 1997)

WWW.METCPA.COM

INDEPENDENT AUDITOR'S REPORT

February 22, 2007

Board of Directors
AMERICAN EQUITY INVESTMENT CORPORATION
4222 Grant Line Road
New Albany, Indiana 47150

We have audited the accompanying statements of financial condition of **AMERICAN EQUITY INVESTMENT CORPORATION** as of December 31, 2006 and 2005, and the related statements of income and comprehensive income, changes in retained earnings, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **AMERICAN EQUITY INVESTMENT CORPORATION** as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, IV, V, VI and VII is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

MELHISER ENDRES TUCKER

Melhiser Endres Tucker

301 EAST ELM STREET • NEW ALBANY, IN 47150 • PHONE: 812-945-5236 • FAX: 812-949-4095

699 HILLVIEW DRIVE • CORYDON, IN 47112 • PHONE: 812-738-3777 • FAX: 812-738-8845

AMERICAN EQUITY INVESTMENT CORPORATION

STATEMENTS OF FINANCIAL CONDITION

ASSETS

	December 31,	
	2006	2005
Cash	$ 74,680	$ 46,648
Commissions Receivable	12,736	26,294
Agent Receivables	1,060	947
Prepaid Insurance	982	969
Prepaid CRD Account	388	355
Marketable Securities	9,237	10,554
TOTAL ASSETS	$ 99,083	$ 85,767

See Notes to Financial Statements.

AMERICAN EQUITY INVESTMENT CORPORATION

STATEMENTS OF FINANCIAL CONDITION

LIABILITIES AND STOCKHOLDER'S EQUITY

	December 31, 2006	December 31, 2005
LIABILITIES		
Accounts Payable	$ 11,207	$ 17,286
Accrued and Withheld Payroll Taxes	1,579	1,563
TOTAL LIABILITIES	12,786	18,849
STOCKHOLDER'S EQUITY		
Common Stock, No Par Value, 1,000 Shares Authorized 100 Shares Issued & Outstanding	11,000	11,000
Retained Earnings	69,087	48,391
Accumulated other comprehensive income	6,210	7,527
TOTAL STOCKHOLDER'S EQUITY	86,297	66,918
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 99,083	$ 85,767

See Notes to Financial Statements.

AMERICAN EQUITY INVESTMENT CORPORATION

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
For the Years Ended December 31, 2006 and 2005

	Common Stock Issued and Outstanding Shares	Amount	Retained Earnings	Accumulated Other Comprehensive Income	Total
BALANCE - December 31, 2004	100	$ 11,000	$ 26,076	$ -	$ 37,076
Net Income - 2005			26,315		26,315
Distribution to Stockholder - 2005			(4,000)		(4,000)
Comprehensive Income - 2005				7,527	7,527
BALANCE - December 31, 2004	100	11,000	48,391	7,527	66,918
Net Income - 2006			20,696		20,696
Distribution to Stockholder - 2006					-
Comprehensive Income (Loss) - 2006				(1,317)	(1,317)
BALANCE - December 31, 2006	100	$ 11,000	$ 69,087	$ 6,210	$ 86,297

See Notes to Financial Statements.

AMERICAN EQUITY INVESTMENT CORPORATION

STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	Year Ended December 31, 2006	Year Ended December 31, 2005
Revenues		
Commissions	$ 314,314	$ 245,333
Interest	1,133	320
Administrative Fees	1,800	1,800
TOTAL REVENUE	317,247	247,453
Expenses		
Commissions	245,236	172,480
Licensing Fees	972	1,012
Office Supplies	2,056	2,826
Postage	485	411
Professional Services	2,300	2,100
Insurance	1,079	1,135
Salaries	31,106	28,387
Payroll Taxes	2,660	2,405
Dues and Subscriptions	155	283
Rent	7,200	7,081
Telephone Expense	1,562	1,549
Miscellaneous	588	721
Membership Assessment	903	522
Printing & Reproduction	-	226
Contributions	50	-
Travel	148	-
Utilities	51	-
TOTAL EXPENSES	296,551	221,138
NET INCOME	20,696	26,315
OTHER COMPREHENSIVE INCOME		
Unrealized gains (losses) on securities:		
Unrealized holding gains (losses) arising during the period	(1,317)	7,527
COMPREHENSIVE INCOME	$ 19,379	$ 33,842

See Notes to Financial Statements.

AMERICAN EQUITY INVESTMENT CORPORATION

STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2006	2005
Cash Flows from Operating Activities:		
Cash Received from Customers	$ 329,672	$ 225,091
Cash Paid for Services and Supplies	(302,773)	(209,328)
Interest Received	1,133	320
Dividends Received	-	-
Net Cash Provided by Operating Activities	28,032	16,083
Cash Flows from Financing Activities:		
Distributions to Stockholder	-	(4,000)
Net Cash Provided (Used) by Financing Activities	-	(4,000)
Net Increase in Cash and Cash Equivalents	28,032	12,083
Cash and Cash Equivalents - Beginning of Year	46,648	34,565
Cash and Cash Equivalents - End of Year	$ 74,680	$ 46,648

RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES:

	2006	2005
Net Income	$ 20,696	$ 26,315
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
Decrease (Increase) in Commissions Receivable	13,558	(22,042)
Increase (Decrease) in Accounts Payable	(6,079)	12,371
(Increase) Decrease in Prepaid Insurance	(13)	56
(Increase) Decrease in Agent Receivables	(113)	112
(Increase) Decrease in Prepaid CRD Account	(33)	(95)
Increase (Decrease) in Accrued and Withheld Payroll Taxes	16	(634)
Net Cash Provided by Operating Activities	$ 28,032	$ 16,083

See Notes to Financial Statements.

AMERICAN EQUITY INVESTMENT CORPORATION

NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005

NOTE A - NATURE OF OPERATIONS

The Company is a licensed broker/dealer limited to mutual funds and variable insurance products. The Company is licensed in the States of Indiana and Kentucky. The Company's office is located in New Albany, Indiana.

NOTE B - ACCOUNTING POLICIES

Basis of Accounting
The Company uses the accrual basis of accounting.

Cash Equivalents
For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

Income Tax Status
The Company, with the consent of its stockholder, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the stockholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements.

Commissions & Agent Receivables
Receivables are stated at the amount management expects to collect from balances outstanding at year-end. Based on management's assessment of the credit history and current relationships regarding these receivables, it has concluded that realization losses on balances outstanding at year-end will be immaterial.

Accounting Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investments
All marketable securities are classified as "available for sale." Securities classified as "available for sale" are carried in the financial statements at fair value. Realized gains and losses, determined using the first-in, first-out (FIFO) method, are included in earnings; unrealized holding gains and losses are reported in other comprehensive income.

AMERICAN EQUITY INVESTMENT CORPORATION

NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005

NOTE C - RESTRICTED CASH

The Company is required to maintain $6,000 of cash as capital. The Company has a Money Market account to meet this requirement.

NOTE D - MARKETABLE SECURITIES - AVAILABLE-FOR-SALE

The Company has 300 shares of NASD Stock valued at $30.79 per share and $35.18 per share at December 31, 2006 and 2005, respectively.

Available-for-sale securities are carried in the financial statements at fair value. Net unrealized holding gains (losses) on available-for-sale securities in the amount of ($ 1,317) and $ 7,527 for the years ended December 31, 2006 and 2005, respectively, have been included in accumulated other comprehensive income.

	December 31,	
	2006	2005
Market Value of Common Equity Securities	$9,237	$10,554
Cost	3,027	3,027
Unrealized Gain	$6,210	$7,527

NOTE E - RELATED PARTIES

The Company paid rent to the stockholder of the Company in the amount of $ 7,200 and $ 7,081 for 2006 and 2005, respectively. The Company also paid the stockholder commissions of $ 12,971 and $ 8,208 for 2006 and 2005, respectively.

AMERICAN EQUITY INVESTMENT CORPORATION

SCHEDULE I

COMPUTATIONS OF NET CAPITAL

	December 31,	
	2006	2005
Total Ownership Equity from Statement of Financial Condition	$ 86,297	$ 66,918
Non-Allowable Assets:		
Agent Receivable	(1,060)	(947)
Prepaid Insurance	(982)	(969)
Prepaid CRD Account	(388)	(355)
Marketable Securities	(9,237)	(10,554)
Total Ownership Equity Qualified for Net Capital	74,630	54,093
Total Capital and Allowable Subordinated Liabilities	74,630	54,093
Net Capital Before Haircuts on Securities Positions	74,630	54,093
Net Capital	$ 74,630	$ 54,093

AMERICAN EQUITY INVESTMENT CORPORATION

SCHEDULE II

COMPUTATIONS OF BASIC NET CAPITAL REQUIREMENT

	December 31,	
	2006	2005
Minimum Dollar Net Capital Requirement of Reporting Broker or Dealer and Minimum Net Capital Requirement	$ 5,000	$ 5,000
Net Capital Required	5,000	5,000
Excess Net Capital	$ 69,630	$ 49,093

AMERICAN EQUITY INVESTMENT CORPORATION

SCHEDULE III

COMPUTATIONS OF AGGREGATE INDEBTEDNESS

	December 31, 2006	December 31, 2005
Total Liabilities from Statement of Financial Condition	$ 12,786	$ 18,849
Total Aggregate Indebtedness	12,786	18,849
Percentage of Aggregate Indebtedness to Net Capital	17%	35%
Percentage of Debt to Debt-Equity Total Computed in Accordance with Rule 15c3-1(d)	17%	35%

AMERICAN EQUITY INVESTMENT CORPORATION

SCHEDULE IV

STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

	December 31,	
	2006	2005
Balance, Beginning of Period	$ -	$ -
Balance, End of Period	$ -	$ -

AMERICAN EQUITY INVESTMENT CORPORATION

SCHEDULE V

RECONCILIATION OF AUDITED AND UNAUDITED NET CAPITAL
Pursuant to SEC Rule 17a-5(d) (4)

Capital (Unaudited) December 31, 2006	$ 80,331
Addition of Agent Receivables, CRD Account, & Prepaid Insurance	13,453
Addition of Accounts Payable	(5,520)
Reduction of Marketable Securities	(388)
Addition of Accrued Liabilities	(1,579)
Capital (Audited) December 31, 2006	$ 86,297
Non-Allowable Assets:	
Agent Receivable	(1,060)
Prepaid Insurance	(982)
Prepaid CRD Account	(388)
Marketable Securities	(9,237)
Net Capital	$ 74,630



NORMAN L. MELHISER, CPA
TOM R. TUCKER, CPA
JOSEPH L. BROWN, CPA
MARC J. MCCORMICK, CPA
DOUGLAS A. YORK, CPA
TERRY L. GRAHAM, CPA
W. ISSAC ORWICK, CPA
ANITA M. ASHER, CPA
RICHARD N. ROBINSON, CPA
JUAN R. RODRIGUEZ, CPA
EDWARD D. ENDRES, CPA
(1942 - 1997)

WWW.METCPA.COM

AMERICAN EQUITY INVESTMENT CORPORATION

Report on Material Inadequacies

Board of Directors
AMERICAN EQUITY INVESTMENT CORPORATION
4222 Grant Line Road
New Albany, Indiana 47150

We have audited the financial statements of **American Equity Investment Corporation** as of and for the year ended December 31, 2006, and have issued our report thereon dated February 22, 2007. During our audit we did not find any material inadequacies.

MELHISER ENDRES TUCKER

Melhiser Endres Tucker

END

301 EAST ELM STREET • NEW ALBANY, IN 47150 • PHONE: 812-945-5236 • FAX: 812-949-4095

699 HILLVIEW DRIVE • CORYDON, IN 47112 • PHONE: 812-738-3777 • FAX: 812-738-8845